Eric J. Gervais
DIRECT (816) 983-8362 · FAX (816) 983-8080 · egervais@huschblackwell.com
4801 MAIN STREET, SUITE 1000 · KANSAS CITY, MO 64112
www.huschblackwell.com
July 30, 2008
VIA EDGAR
Division of Investment Management
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549
Attn: Mr. Larry L. Greene

Re:	Tortoise Capital Resources Corporation (the “Company”) File Number 333-142859
To the Commission:
     On February 20, 2008 the Company filed with the Securities and Exchange Commission (the “Commission”) via EDGAR a post-effective amendment (the “Amendment”) to its re-sale registration statement on Form N-2 under the Securities Act of 1933 (the “Registration Statement”). On May 9, 2008 the Company received final oral comments on the Amendment from Larry L. Greene of the Commission staff. The Company is filing concurrently herewith post-effective amendment No. 2 to the Registration Statement (“Amendment No. 2”). The purpose of Amendment No. 2 is to respond to the aforementioned comments and to update the financial statements contained in the Registration Statement. The text of each comment and the Company’s response thereto is set forth below.
1.	Comment: Please confirm that the Company’s disclosure discusses the fact that the management fee paid to the Company’s investment adviser is based on a percentage of managed assets, which by the Company’s definition does not exclude deferred taxes.

Response: The Company hereby makes such confirmation.

2.	Comment: Please delete the second sentence or last sentence of the first paragraph on the cover of the prospectus.

Response: The second sentence has been deleted.

3.	Comment: The Company’s disclosure provides that the companies in the energy infrastructure industry “generally produce stable cash flows as a result of their fee-based revenues and limited direct commodity price risk.” Please revise the disclosure to clarify the underlined language.

Response: The disclosure has been revised as requested.

4.	Comment: Please revise the fee table by combining the management fee and incentive fee line items appearing under the annual expenses segment of the table.

Response: The fee table has been revised as requested.

July 30, 2008

5.	Comment: If the Company intends to issue or invest in auction rate securities please add appropriate disclosure.

Response: The Company hereby confirms that it does not currently intend to issue or invest in auction rate securities.

6.	Comment: The Company’s disclosure provides that on October 17, 2007 Tortoise Gas and Oil Corporation filed a registration statement to register the initial public offering of its common stock. Please revise the disclosure to update the status of that filing.

Response: For the information of the staff, TGOC is in the process of responding to the comments provided on its October 17, 2007 filing and hopes to complete the offering later in 2008. In light of the foregoing, the Company has deleted the disclosure regarding the registration of TGOC’s initial public offering.

7.	Comment: The Company’s disclosure provides that the Company has both 30 and 29 full- time employees. Please revise the disclosure to reconcile this difference.

Response: The Company has revised the disclosure to reflect the accurate number of employees.

8.	Comment: Please update the disclosure regarding the Company’s March 2008 dividend.

Response: The disclosure has been updated as requested.

9.	Comment: The Company’s disclosure provides that in the future it may charge for providing managerial assistance. Please confirm to the staff that the Company will be the recipient of such fees.

Response: The Company hereby makes such confirmation.
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     Please contact the undersigned at (816) 983-8362 or Steve Carman at (816) 983-8153 with any questions. The Company would like to have the Registration Statement declared effective as quickly as possible.

Sincerely,
/s/ Eric J. Gervais

Eric J. Gervais

cc:	Terry Matlack Steve Carman